

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on December 13, 2019

To whom it may concern:

Please note: This certification amends the certification previously filed under accession Number: 0000876661-19-001248.

The New York Stock Exchange certifies its approval for listing and registration of the 5.00% Series K Cumulative Preferred Stock of THE GABELLI EQUITY TRUST INC. under the Exchange Act of 1934.

Sincerely,